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                                                   This filing is made pursuant
                                                   to Rule 424(b)(3) under
                                                   the Securities Act of
                                                   1933 in connection with
                                                   Registration No. 333-32800

WEDNESDAY MARCH 21, 9:30 AM EASTERN TIME


From inception through Feb. 28, 2001, DM Mortgage Investors, LLC, has funded 28 mortgage loans in the total amount of $49,695,000.

The average maturity of these loans was 12 months with an average interest rate of 13.95% per annum. During the month of February, the company distributed to its unit holders $495,000, which constituted a weighted average per annum interest rate yield of 13.45%. For the period Jan. 1, 2001, through Feb. 28, 2001, the company distributed to its unit holders $1,052,000, which constituted a weighted average per annum interest rate yield of 13.45%.